EXHIBIT 99.1

Bezeq The Israel Telecommunication Corp. Limited

To: The Tel Aviv Stock Exchange	To: The Israeli Securities Authority

Further to the Company's immediate reports with respect to three (3) claims and Motions to Certify the Claims as Class Actions, which were filed against the Company with respect to an alleged fault in the Company's  network that occurred on January 25, 2011, the Company received another claim regarding the same matter together with a Motion to Certify the Claim as a Class Action.

The aggregate claim amount, which was filed on January 26, 2011 with the Tel-Aviv District Court, is estimated by the plaintiffs at approximately NIS 217 million.

The Company is studying the claims and it is unable, at the present stage, to evaluate the claims likelihood of success.